1st Touch Email

Subject: HearMe's equity crowdfunding round is live! 📢

Hello [NAME],

I have some exciting news to share that will keep the powerful momentum of **May's Mental Health Awareness Month** going strong—our Wefunder campaign has officially launched!

We at HearMe are equity crowdfunding to expand our product offerings and grow our community of members, listeners, and partners. Wefunder funds will be used on operations, sales, marketing, and platform customization. Please join our mission to harness the power of empathetic listening to address the global loneliness crisis and improve mental wellness.

Check out our pitch here

Wefunder is a platform that lets friends, family, customers, partners, and community members invest (starting at just $100) in companies they believe in. With your support, I will work as hard as I can to ensure that HearMe is a success, so you (and the other hundreds of investors) make a significant financial return on your investment.

We are well-positioned for continued success. Over the last year, we have...

- Grown our members to **105,000+ globally**
- Exceeded **355,000 unique conversations** with our **18,000 trained**, empathetic listeners
- Launched **HearMe Listening Academy** to benefit individuals and enterprises looking to improve their empathetic listening and communication with our best-in-class training and certificate programs

*Note that our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

*Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted, and zero part of the purchase price will be received until a Form C is filed and only through Wefunder's platform;
3. Any indication of interest involves no obligation or commitment of any kind.

Feel free to call our CEO and Founder, Adam Lippin, at 917-297-2517, schedule a video call here calendly.com/hearme, or email me back with specific questions. Let's change the world, one conversation at a time! I'm most grateful for your support.

Talk soon,

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.